SECURITIE 08028331 SION

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AB 3/4

SEC Mail Mail Processing Section

FEB 28 2008

Washington, DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CoView Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue – Suite 3104
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Yellin — (212) 750-0011
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

B

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/6/08

OATH OR AFFIRMATION

I, Samuel Yellin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm CoView Capital, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

SUBSCRIBED AND SWORN TO BEFORE ME

THIS 25 DAY OF February, 2008

BY Samuel Yellin

Notary Public

NOTARY PUBLIC

PATRICIA CASEY
Notary Public - State of New York
NO. 01CA6020629
Qualified in Nassau County
My Commission Expires 3/1/11

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under ExhibitA of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

COVIEW CAPITAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
CoView Capital, Inc.
New York, New York

We have audited the accompanying statement of financial condition of CoView Capital, Inc. as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of CoView Capital, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
February 26, 2008

COVIEW CAPITAL, INC.

Statement of Financial Condition
December 31, 2007

ASSETS	
Cash and cash equivalents	$ 250,415
Certificate of deposit	14,753
Investments in nonmarketable securities, at fair value (cost $21,500)	21,500
Investments in marketable securities, at market value (cost $3,300)	14,847
Office furniture and equipment, net of accumulated depreciation of $95,594	7,618
Other assets	33,731
	$ 342,864
LIABILITIES	
Accrued expense	$ 55,980
Deferred rent	12,247
Liability subordinated to claims of general creditors	100,000
	168,227
Commitment	
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value; authorized,1,000 shares; issued and outstanding, 100 shares	1
Additional paid-in capital	668,499
Accumulated deficit	(493,863)
	174,637
	$ 342,864

See notes to financial statements

COVIEW CAPITAL, INC.

Statement of Operations
Year Ended December 31, 2007

Revenues:	
Consulting and advisory fee income	$ 574,663
Interest income	2,685
Unrealized appreciation on investments	5,610
Other income	48,181
	631,139
Expenses:	
Compensation and other benefits	203,380
Occupancy expenses	107,463
Other operating expenses	48,165
Travel and associated expenses	25,430
Professional fees	208,653
Quotation fees	25,260
Registration fees	2,045
	620,396
Net income	$ 10,743

See notes to financial statements

COVIEW CAPITAL, INC.

Statement of Changes in Stockholder's Equity

	Total	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balance - January 1, 2007	$ 63,894	$ 1	$ 568,499	$ (504,606)
Contribution	100,000		100,000	
Net income	10,743			10,743
Balance - December 31, 2007	$ 174,637	$ 1	$ 668,499	$ (493,863)

See notes to financial statements

COVIEW CAPITAL, INC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2007

Subordinated liability at January 1, 2007	**$ 100,000**
Subordinated liability at December 31, 2007	**$ 100,000**

COVIEW CAPITAL, INC.

Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 10,743
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized appreciation on investments	(5,610)
Depreciation and amortization	4,075
Changes in:	
Other assets	890
Accrued expenses	31,179
Deferred rent	(2,347)
Net cash provided by operating activities	38,930
Cash flows from investing activities:	
Purchase of office furniture and equipment	(8,902)
Purchase of certificate of deposit	(581)
Net cash used in investing activities	(9,483)
Cash flows from financing activities:	
Contribution by stockholder	100,000
Net increase in cash and cash equivalents	129,447
Cash and cash equivalents at beginning of year	120,968
Cash and cash equivalents at end of year	$ 250,415

See notes to financial statements

NOTE A - THE COMPANY

CoView Capital, Inc. (the "Company") is a member of the National Association of Securities Dealers, Inc. and provides investment banking services primarily in the areas of mergers and acquisitions and private placements.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers money market fund accounts to be cash equivalents for purposes of the statement of cash flows. The company keeps its cash with a major bank. The account balances may exceed the FDIC insurance limit.

[2] Depreciation and amortization:

Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives, which are principally five years.

[3] Consulting fee income and revenue recognition:

Consulting fee income represents amounts received by the Company in connection with a variety of advisory services: merger and acquisition advice, structuring of sales, private placements, valuation services, fairness opinions, and other related investment banking services. In connection with certain activities, the Company receives retainer fees for services to be provided. Such retainers are treated as revenue upon completion of due diligence and the descriptive memorandum. Revenue from advisory activities is generally recognized when performance is completed.

[4] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimation includes valuation of nonmarketable securities. These estimates may be adjusted as more current information becomes available.

[5] Valuation of securities:

The Company values its nonmarketable investments at fair value. Fair value is defined as the amount which the Company would expect to realize upon an orderly disposition of the investments. In determining fair value, management may take into consideration cost, valuations of comparable publicly traded companies, market conditions, underlying collateral, financial data and projections of the issuer. There can be no assurance that the fair value of the instruments will be fully realized upon their ultimate disposition.

Marketable equity securities are recorded at their market value based on the last reported sales price on the day of valuation. Unrealized gains and losses on securities are recognized currently in income.

[6] New accounting pronouncement:

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements." SFAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3).

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] New accounting pronouncement: (continued)

SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company intends to adopt SFAS 157 in January 2008. The Company expects that adoption of SFAS 157 will not have a material effect on the Company's financial statements.

NOTE C - INCOME TAXES

The Company is an S corporation for federal and state corporate tax purposes, and, as such, the stockholder is individually liable for federal and state income tax payments. The Company is subject to a New York State minimum tax and a New York City general corporate tax. At December 31, 2007, the Company has a deferred tax benefit of approximately $17,000 which relates primarily to net operating loss carryforwards. The Company's deferred tax asset has been fully reserved by a valuation allowance since realization of its benefit is uncertain.

NOTE D - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c-3-1, which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2007, the Company had net capital of $209,012, which exceeded the minimum net capital requirement of $5,000 by $204,012. The Company's net capital ratio was .27 to 1.

NOTE E - LEASE COMMITMENT AND DEFERRED RENT

The Company is obligated under leases for equipment and office space, which expire in January 2011. The lease for office space requires payment for certain expenses and escalations in addition to the minimum annual rentals. The lease further provides for an increase in base rent during the lease term based on increases in the cost of living. The Company is obligated for minimum rental payments under operating lease arrangements for office space as follows:

Year Ending December 31,	
2008	$ 109,610
2009	110,580
2010	110,580
Thereafter	9,215
	$ 339,985

For financial statement purposes, expense related to the lease is being recognized on a straight-line basis over the lease term. The difference between rent expense incurred and the amount paid is being reported as a deferred rent liability and is being amortized over the lease term. Rent expense was $107,463 for the year ended December 31, 2007.

NOTE F - PROFIT SHARING PLAN

The Company maintains a profit sharing plan for eligible employees. The Company, at its discretion, may contribute up to 3% of an employee's salary, up to a maximum of $5,100 per employee. For the year ended December 31, 2007, the Company contributed $8,005 to the profit sharing plan.

NOTE G - SUBORDINATED LOAN

The subordinated liability at December 31, 2007 consists of an interest-free borrowing under a subordination agreement in the amount of $100,000 and due on December 31, 2008.

The subordinated borrowing has been approved by the NASD and is available in computing net capital under the Uniform Net Capital Rule of the SEC. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

SUPPLEMENTARY INFORMATION

COVIEW CAPITAL, INC.

Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

Total stockholder's equity from statement of financial condition	$ 174,637
Liability subordinated to claims of general creditors allowable in computation of net capital	100,000
	274,637
Non-allowable assets:	
Investments in nonmarketable securities	(21,500)
Office furniture and equipment	(7,618)
Other assets	(33,731)
Total non-allowable assets	(62,849)
Net capital before haircuts	211,788
Haircuts on investments	(2,776)
Net capital	$ 209,012
Net capital requirements:	
Aggregate indebtedness	$ 55,980
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$ 204,012
Ratio of aggregate indebtedness to net capital	.27 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 of December 31, 2007):	
Net capital, as reported in Company's Part II (unaudited)	$ 232,265
Difference in haircut amount	1,581
Adjustment to deferred rent	2,347
Adjustments to accrued expenses	(27,181)
Net capital per above	$ 209,012

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Stockholder of
CoView Capital, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Coview Capital, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

[2] Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

Our opinion regarding the adequacy of the Company's practices and procedures as stated in the preceding paragraph recognizes that it is not practicable in a company the size of CoView Capital, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 26, 2008

END